SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 5, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                          Form 20-F  X     Form 40-F
                                    ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No   X
                                    ---      ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Vivendi Environnement Logo

                                                         Paris, August 5th, 2002

                                  Press Release
                                  -------------



As previously announced, Vivendi Environnement has decided to convene on 20 August 2002 at its registered head office a general meeting of the holders of its bonds convertible into Vivendi Universal shares ("OCEANE") issued in 1999 and redeemable in 2005. If a quorum is not obtained at such meeting, a second general meeting of bondholders will be convened on 27 August 2002.

Vivendi Environnement will propose to the bondholders the release of the guarantee by Vivendi Universal with respect to such bonds and, accordingly, the acceleration clause in the event of a default by Vivendi Universal. In consideration thereof, Vivendi Environnement will propose an increase of 0,75 % in the nominal interest rate taking it from 1,50 % to 2,25 % as of 1st of September 2002.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://vivendienvironnement-finance.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 5, 2002

                                        VIVENDI ENVIRONNEMENT


                                        By: /s/ Jerome Contamine
                                            ----------------------------------
                                            Name: Jerome Contamine
                                            Title: Chief Financial Officer